UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 001-35024

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

USANA HEALTH SCIENCES 401(k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

USANA HEALTH SCIENCES, INC.

3838 West Parkway Blvd., Salt Lake City, Utah 84120

(Address of principal executive offices, Zip Code)

USANA HEALTH SCIENCES 401(k) PLAN

FORM 11-K

For the Year Ended December 31, 2014

* Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrators

USANA Health Sciences 401(k) Plan

We have audited the accompanying statements of assets available for benefits of USANA Health Sciences 401(k) Plan (the Plan) as of December 31, 2014 and 2013,  the related statement of changes in assets available for benefits for the year ended December 31, 2014, and the related notes to financial statements.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Management of the Plan has determined that the Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of USANA Health Sciences 401(k) Plan as of December 31, 2014 and 2013 and the changes in assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The Schedule of Assets (Held at End of Year) (the supplemental schedule) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Tanner LLC

Salt Lake City, Utah

June 24, 2015

USANA HEALTH SCIENCES 401(k) PLAN

Statements of Assets Available for Benefits

	December 31,
	2013	2014

Investments, at fair value:
Mutual funds	$33,189,412	$37,595,496
USANA Health Sciences, Inc. Unitized Stock Fund	4,425,715	5,591,763
Collective investment fund	42,928	163,474

Total investments	37,658,055	43,350,733

Cash	195	—

Receivables:
Employer contributions	23,263	45,026
Notes receivable from participants	1,296,477	1,296,412

Total receivables	1,319,740	1,341,438

Assets available for benefits	$38,977,990	$44,692,171

The accompanying notes are an integral part of these statements.

USANA HEALTH SCIENCES 401(k) PLAN

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2014

Additions to (deductions from) assets attributable to:

Investment income:
Net appreciation in fair value of investments	$1,291,456
Interest and dividends	2,185,620

Total investment income	3,477,076

Interest on notes receivable from participants	52,361

Contributions:
Participants	2,833,085
Employer	1,347,767
Rollovers	314,193

Total contributions	4,495,045

Benefits paid to participants	(2,308,118)

Administrative expenses	(2,183)

Net increase in assets available for benefits	5,714,181

Assets available for benefits:
Beginning of the year	38,977,990

End of the year	$44,692,171

The accompanying notes are an integral part of this statement.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF THE PLAN

The following description of the USANA Health Sciences 401(k) Plan (the “Plan”) provides only general information.  Participants and other financial statement users should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.        General

The Plan is a defined contribution plan covering substantially all United States non-union employees of USANA Health Sciences, Inc. (the “Company” or the “Employer”) who have completed one month of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and permits traditional 401(k) deferrals (pre-tax) as well as Roth 401(k) deferrals (after-tax).

2.        Contributions

Each year participants may elect to contribute up to 75 percent of their annual compensation subject to certain limits as defined in the Plan.  Contributions are limited by the Internal Revenue Code, which established a maximum contribution of $17,500 ($23,000 for participants age 50 or older) for the year ended December 31, 2014.  Participants may elect to make pre-tax contributions and/or after-tax Roth elective contributions into their accounts.  Participants may also contribute amounts representing distributions from certain other defined benefit or defined contribution plans.  Under the safe harbor and certain other provisions of the Plan, eligible employees who have not made an affirmative election to defer or not defer will have deferrals withheld in the amount of six percent of their compensation, to be invested in the appropriate target date retirement fund.  Participants may direct their investments into one or more of the investment options offered by the Plan, with no more than 25 percent of their investment allocations directed into shares of the Company’s unitized stock fund.

The Company provides a matching contribution equal to 100 percent of the first one percent of a participant’s compensation that is contributed as an elective deferral by the participant, and 50 percent of that elective deferral between one and six percent of the participant’s compensation.  The Company’s board of directors may also authorize additional contributions to the Plan.

3.        Participant accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s contributions and (b) investment gains or losses.  The allocation of the Company’s discretionary contributions and forfeitures is based on each participant’s contribution, as defined by the Plan.  The allocation of investment gains or losses is based on a participant’s weighted-average account balance, as defined by the Plan.

4.        Vesting

Participants are fully vested in their voluntary contributions, including any net investment income on those contributions.  The Company’s matching contributions fully vest at the end of two years of service.  The Company’s discretionary profit sharing contributions vest ratably over four years.

5.        Notes receivable from participants

A participant may borrow a minimum of $1,000 up to a maximum of three loans that in the aggregate are equal to the lesser of $50,000 or 50 percent of his or her vested account balance.  Loans are secured by the balances in the participants’ accounts and bear interest at rates ranging from 4.25 percent to 5.0 percent, which rates were commensurate with prevailing rates at the time of loan origination.  Principal and interest are paid ratably through payroll deductions.  Loans are re-paid over five-year periods, unless the loans were used to purchase a principal residence, in which case the payback period may not exceed 30 years.  As of December 31, 2014, the Plan had outstanding loans to participants with maturities ranging from 2015 through 2044.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A — DESCRIPTION OF THE PLAN — CONTINUED

6.        Benefits paid to participants

On termination of service due to death, permanent disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service due to other reasons, the Plan will automatically make a lump-sum distribution of the value of the participant’s vested interest in his or her account where the account balance is less than $5,000.

7.                        Forfeited accounts

Forfeited accounts related to the Company’s matching contributions may first be used to pay any administrative expenses and are then used to reduce any future employer matching contributions.  The table below provides a reconciliation of the balance of forfeited accounts from December 31, 2013 to December 31, 2014.

Balance as of December 31, 2013	$20,948
Forfeitures	18,792
Application of forfeitures	(20,880)
Earnings on forfeited account balance	(149)

Balance as of December 31, 2014	$18,711

8.                        Expenses

The Company, as the Plan Sponsor, pays substantially all administrative expenses of the Plan.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.                          Basis of accounting

The financial statements of the Plan are presented using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“US GAAP”).

2.                          Use of estimates

The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Those key estimates include determination of the fair value of investments.  Actual results may differ from estimates and assumptions made.

3.                          Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments in shares of USANA Health Sciences, Inc. common stock (which are held in a unitized stock fund) and in mutual funds.  Shares of the collective investment fund are valued at the net asset value, which approximates fair value, using daily market information.  Net appreciation (depreciation) caused by fluctuations in the value of investments is reflected in the statement of changes in assets available for benefits.  Amounts invested may earn interest and dividends, which in turn are reinvested.

Purchases and sales of securities are recorded on a trade-date basis.  Income from interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.

In general, the Plan’s securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of assets available for benefits.

4.                          Notes receivable from participants

Notes receivable from participants represent participant loans and are valued at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.  No allowances for credit losses have been recorded as of December 31, 2014 and 2013.  If a participant ceases to make loan repayments and the Plan Administrators deem the note receivable from a participant to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

5.                          Benefits paid to participants

Benefits are recorded when paid.  As of December 31, 2014, there were no distributions that had been requested but not paid.

NOTE C — INVESTMENTS

All investment options are participant directed.  The following is a summary of the fair value of the Plan’s investments as of December 31, 2014 and 2013.  Investments representing five percent or more of assets available for benefits as of the end of each year are separately identified.

	2013	2014

The Growth Fund of America	$4,984,522	$5,649,798
American Funds Washington Mutual Investors Fund	4,589,807	5,223,006
USANA Health Sciences, Inc. Unitized Stock Fund	4,425,715	5,591,763
EuroPacific Growth Fund	3,159,979	3,135,579
Fundamental Investors Fund	3,011,352	3,200,955
SmallCap World Fund	2,971,121	3,029,154
The Income Fund of America	1,889,007	2,260,128
Other	12,626,552	15,260,350

Total Investments	$37,658,055	$43,350,733

Net appreciation/(depreciation) in the value of investments includes all investments bought and sold during the year, as well as held at year-end.  During the year ended December 31, 2014, the Plan’s investments appreciated/(depreciated) in value as follows:

Mutual funds	$(240,510)
USANA Health Sciences, Inc. Unitized Stock Fund	1,533,081
Collective investment fund	(1,115)

$1,291,456

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE D — FAIR VALUE MEASUREMENTS

The Plan reports investments in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

•                  Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

•                  Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•                  Level 3 inputs are unobservable and are used to measure fair value in situations where there is little, if any, market activity for the asset or liability at the measurement date.

All investments in the Plan are valued using Level 1 inputs, with the exception of the collective investment fund, which is valued based on Level 2 inputs.  The fair values of Plan investments are summarized below for the end of each year indicated:

	2013	2014

Mutual funds:
Domestic equity funds	$15,533,988	$18,220,116
International equity funds	7,864,036	7,914,503
Domestic blended funds	4,565,471	5,966,479
Domestic bond funds	1,415,568	1,573,510
Domestic balanced funds	1,365,638	1,464,080
U.S. Government bond funds	501,792	490,824
International bond funds	165,348	212,550
Money market fund	1,777,571	1,753,434

USANA Health Sciences, Inc. Unitized Stock Fund	4,425,715	5,591,763

Collective investment fund	42,928	163,474

	$37,658,055	$43,350,733

The USANA Health Sciences, Inc. Unitized Stock Fund primarily includes Company common stock, the value of which is measured using the quoted market price.  As of December 31, 2014, $267,884 of this fund was cash held in an interest-bearing checking account.  The cash portion of this fund provides liquidity, which enables Plan participants to transfer money daily among all investment choices.  The fair value of this fund is based on Level 1 inputs as described above.

Shares of the collective investment fund are measured at the net asset value, which approximates fair value, using Level 2 inputs. The values of the underlying securities that compose the net asset value are determined based on daily quoted market prices.  Redemption frequency for this fund is immediate, this fund contains no unfunded commitments, and has no redemption restrictions.  The objective of this fund is to provide above-average total returns by applying five specialized investment strategies.  It invests in a portfolio of stocks, which are selected by applying pre-determined screens and factors and is automatically rebalanced annually with new stocks selected by reapplying the underlying strategies.

NOTE E — RELATED-PARTY TRANSACTIONS

Plan assets include common stock of the Company held in a unitized stock fund, the balance of which was $5,591,763 as of December 31, 2014 ($4,425,715 as of December 31, 2013).  Transactions with respect to shares of the Company’s common stock qualify as party-in-interest transactions.  The Plan held 54,747 shares of common stock of the Company as of December 31, 2014 (58,240 shares as of December 31, 2013).  The closing price of the Company’s common stock on December 31, 2014 was $102.59 ($75.58 on December 31, 2013).

Notes receivable from participants totaling $1,296,412 as of December 31, 2014 ($1,296,477 as of December 31, 2013) are considered party-in-interest transactions.  Interest income pertaining to notes receivable from participants totaled $52,361 for 2014.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE F — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their accounts.

NOTE G — TAX STATUS

The Plan has adopted a non-standardized prototype plan for which the Internal Revenue Service has issued a favorable opinion letter covering the qualification of the Plan.  The Plan Administrators and the Plan’s tax counsel do not anticipate that changes in the Plan after the date of the Internal Revenue Service opinion letter will affect the qualified and tax-exempt status of the Plan.  Accordingly, the financial statements of the Plan do not include provisions, assets or liabilities related to income taxes.

U.S. GAAP requires management to evaluate income tax positions taken by the Plan and to recognize an income tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by taxing authorities.  The Plan Administrators analyzed the tax positions taken by the Plan and have concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress.  The Plan Administrators believe the Plan is no longer subject to income tax examinations for years prior to 2011.

USANA HEALTH SCIENCES 401(k) PLAN

SUPPLEMENTAL INFORMATION

Employer Identification Number:  87-0500306

Plan Number:  001

SCHEDULE H, PART IV, Line 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2014

( a )	( b ) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	( c) DESCRIPTION OF INVESTMENT	SHARES, UNITS, OR LOANS	( e ) CURRENT VALUE

*	USANA Health Sciences, Inc.	Common Stock held in unitized fund ($267,884 cash)	54,747	$5,591,763

	The Growth Fund of America	Mutual Fund	132,376	5,649,798
	Washington Mutual Investors Fund	Mutual Fund	127,546	5,223,006
	Fundamental Investors Fund	Mutual Fund	61,486	3,200,955
	EuroPacific Growth Fund	Mutual Fund	66,530	3,135,579
	SmallCap World Fund	Mutual Fund	66,854	3,029,154
	The Income Fund of America	Mutual Fund	104,733	2,260,128
	American Balanced Fund	Mutual Fund	59,155	1,464,080
	New World of America Fund	Mutual Fund	26,013	1,391,696
	American Funds 2050 Target Date	Mutual Fund	99,341	1,258,653
	American Funds 2040 Target Date	Mutual Fund	87,508	1,127,984
	American Funds 2045 Target Date	Mutual Fund	68,883	892,033
	American High-Income Trust	Mutual Fund	77,688	835,147
	American Funds 2030 Target Date	Mutual Fund	60,201	764,558
	The Bond Fund of America	Mutual Fund	57,640	738,363
	Nuveen Real Estate Securities Fund	Mutual Fund	29,038	690,803
	American Funds 2025 Target Date	Mutual Fund	51,491	630,249
	Lord Abbett Developing Growth Fund	Mutual Fund	28,158	625,100
	Hartford MidCap Fund	Mutual Fund	20,124	570,326
	U.S. Government Securities Fund	Mutual Fund	34,984	490,824
	American Funds 2035 Target Date	Mutual Fund	36,413	464,263
	Prudential Jennison Natural Resources Fund	Mutual Fund	9,038	358,074
	American Funds 2055 Target Date	Mutual Fund	17,197	267,925
	American Funds 2020 Target Date	Mutual Fund	23,141	266,815
	American Funds 2015 Target Date	Mutual Fund	21,062	231,896
	Templeton Global Bond Fund	Mutual Fund	17,059	212,550
	American Funds 2010 Target Date	Mutual Fund	6,024	62,103

	American Funds Money Market	Money Market Fund	1,753,433	1,753,434

*	Notes receivable from participants	Loans with interest rates ranging from 4.25% to 5.0%	262	1,296,412

	First Trust All Equity Allocation Portfolio	Collective Investment Fund	12,623	163,474

				$44,647,145

* Party-in-interest

Note - Column ( d ), cost, is not required because all investments are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

USANA Health Sciences 401(k) Plan

Date:	June 24, 2015	/s/ Paul A. Jones
Paul A. Jones
Chief Financial Officer
(Principal Financial and Accounting Officer)
Plan Sponsor